Exhibit (a)(1)(B)

FORM OF ANNOUNCEMENT TO ELIGIBLE EMPLOYEES

Subject:	Societal CDMO, Inc. Offer to Exchange Eligible Options for New Restricted Stock Units
To:	All Eligible Employees
Date:	June 1, 2022

We are pleased to announce that Societal CDMO, Inc. (“Societal CDMO,” “we,” “us” or “our”) is commencing an Offer to Exchange Eligible Options for New Restricted Stock Units (the “Exchange Offer”) today, Wednesday, June 1, 2022. You are receiving this email because you are eligible to participate and exchange certain outstanding stock options for restricted stock unit awards. The terms of the Exchange Offer are described in detail in the Offer to Exchange Eligible Options for New Restricted Stock Units, dated June 1, 2022 (the “Offer Documents”), that has been filed with the U.S. Securities and Exchange Commission and can be accessed at ir.societalcdmo.com or through the SEC website at www.sec.gov.

In addition to this announcement, within the My Accounts section of the E*TRADE portal, there is an Election Form listing your “Eligible Options,” which includes all outstanding stock options granted to you either (i) under our 2018 Amended and Restated Equity Incentive Plan, as amended, or (ii) as an inducement grant under Nasdaq listing rule 5635(c)(4), in each case with an exercise price equal to or greater than $2.67 per share. Please notify us immediately if you find any discrepancy or have any questions regarding the Eligible Options listed in your Election Form.

If you participate in the Exchange Offer, we will cancel your tendered Eligible Options and grant you one or more “New RSUs” with modified terms, as described in the Offer Documents. The terms of your New RSUs, including the vesting schedule, will be different than your Eligible Options, and in exchange for your receipt of such New RSUs, all corresponding Eligible Options will be irrevocably cancelled.

All documents regarding the Exchange Offer should be available to you in the My Accounts section of the E*TRADE portal after you successfully log in to your E*TRADE account.

All documents, communications and questions regarding the Exchange Offer should be delivered to and received from our designated email account optionexchange@societalcdmo.com.

All questions regarding the Exchange Offer should be delivered to optionexchange@societalcdmo.com. Please carefully read all of the Offer Documents before making any decisions regarding this Exchange Offer. To participate in the Exchange Offer, please accept the New RSU award in the E*TRADE portal. If you later decide to withdraw your election, please deliver your completed and signed Notice of Withdrawal, which can be found in the My Accounts section of the E*TRADE portal, to optionexchange@societalcdmo.com.

The Exchange Offer will expire at 5:00 p.m., Eastern Time, on Friday, July 1, 2022 (the “Expiration Time”). We may extend this expiration date and time in our discretion, in which case references to the “Expiration Time” shall refer to any such extended date and time. If you would like to tender Eligible Options under the Exchange Offer, Societal CDMO must receive your properly completed and signed Election Form by the Expiration Time. Similarly, if you would like to withdraw a prior election, Societal CDMO must receive your Notice of Withdrawal by the Expiration Time.

Participation in the Exchange Offer is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. Societal CDMO recommends that you consult your tax and financial advisors to address questions regarding your decision.

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO-I and accompanying documents, which you may access on our website at ir.societalcdmo.com or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer Documents.